Notice of 2004 Second Quarter Results and Conference Call/Webcast

Vancouver, July 14, 2004 - Bema Gold Corporation (TSX / AMEX:BGO, AIM:BAU) will release its second quarter results after the North American markets close on Thursday, August 12, 2004.

Clive Johnson, President, Chief Executive Officer, and Chairman of Bema will host a conference call and webcast to discuss the second quarter results on Thursday, August 12, 2004 at 2:00pm PDT / 5:00pm EDT.

You may access the call by calling the operator at 416-695-5261 or toll free 1-888-789-0150 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275 or North America toll free 1-888-509-0082.

This meeting is being webcast by CCBN and can be accessed from Bema Gold's web site at www.bema.com.

Bema Gold Corporation is an intermediate gold producer with operating mines and development projects on four continents. The Company's objective is to increase annual gold production to over 1 million ounces from existing assets by the year 2007.

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively visit the Bema website at www.bema.com.

The webcast is also being distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).